UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of September 2020

CAMTEK LTD.

(Translation of Registrant's Name into English)

Ramat Gavriel Industrial Zone

P.O. Box 544

Migdal Haemek 23150

Israel

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

CAMTEK LTD. (Registrant)

	By:	/s/ Moshe Eisenberg
Moshe Eisenberg,
Chief Financial Officer
Dated: September 21, 2020

Exhibit Number	Description of Exhibit

99.1	Unaudited interim condensed consolidated financial statements as of June 30, 2020.
99.2	Operating and Financial Review and Prospects.
101

The following financial information from Camtek Ltd.’s Report on Form 6-K, formatted in XBRL (eXtensible Business Reporting Language): (i) Unaudited interim condensed consolidated balance sheets on June 30, 2020 and December 31, 2019; (ii) Unaudited interim condensed consolidated statements of operations for the six months and three months ended June 30, 2020 and 2019 and the year ended December 31, 2019; (iii) Unaudited interim condensed consolidated statements of changes in shareholders’ equity for the six months and three months ended June 30, 2020 and 2019 and the year ended December 31, 2019; (iv) Unaudited interim condensed consolidated statements of cash flows for the six months and three months ended June 30, 2020 and 2019 and the year ended December 31, 2019; and (v) notes to the Unaudited interim condensed consolidated financial statements.